UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

           (Check One)

                       _X_ Form 10-K

                       ___ Form 20-F

                       ___ Form 11-K

                       ___ Form 10-Q

                       ___ Form N-SAR

                       ___ Form N-CSR

For Period Ended: December 31, 2007

                 [  ]     Transition Report on Form 10-K

                 [  ]     Transition Report on Form 20-F

                 [  ]     Transition Report on Form 11-K

                 [  ]     Transition Report on Form 10-Q

                 [  ]     Transition Report on Form N-SAR

                  For the Transition Period Ended:________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TELANETIX, INC.

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Full Name of Registrant

AER Ventures, Inc.
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Former Name if Applicable

6197 Cornerstone Court E, Suite 108

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Address of Principal Executive Office (STREET AND NUMBER)

San Diego, CA 92121
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

 ___  (a)     The reasons described in reasonable detail in Part III

              of this form could not be eliminated without unreasonable

              effort or expense;

 _X_  (b)     The subject annual report, semi-annual report,

              transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR,

              or Form N-CSR, or portion thereof, will be filed on

              or before the fifteenth calendar day following

              the prescribed due date; or the subject quarterly report

              or transition report on Form 10-Q, or portion thereof,

              will be filed on or before the fifth calendar day following the prescribed due date; and

 ___  (c)     The accountant's statement or other exhibit required by

              Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The registrant is revaluing the calculation of warrant values, and correspondingly debt discount and warrant expense, for warrants issued in connection with certain financing transactions in 2006 and 2007.  The adjustments are non-cash based and do not affect operating income or cash flows.  The valuations were originally performed on a Black Scholes model and are now being evaluated using a binomial valuation model.  A final determination has not been made.  A change in valuation methodology may result in a change in debt discount and a change in fair market value of the warrants for the periods ended 2006 and 2007.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

         Rick Ono            (858)               362-2250
         ----------------     -----------        -----------------
        (Name)               (Area Code)        (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or
         15(d) of the Securities Exchange Act of 1934 or Section 30 of the

         Investment Company Act of 1940 during the preceding 12 months or or such shorter period that the registrant was required to file such reports been filed?  If answer is no identify report(s).

         _X_ Yes   ___ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
         the subjectreport or portion thereof? ___Yes    _X_No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TELANETIX, INC.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     TELANETIX, INC.

Date:  March 31, 2008                By: /s/ Rick Ono
                                        ----------------------------------
                                         Rick Ono, Chief Financial Officer